Exhibit 99.1

ASX Announcement January 25th, 2023

Advanced Health Intelligence concludes Formal

Agreements with Upvio Healthtech

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (‘Advanced Health Intelligence’ or ‘AHI’) is pleased to update shareholders of the signing of the Master Services Agreement (MSA) with digital health provider UPVIO Healthtech (“Upvio”).

The parties have executed the standard AHI MSA which entails the legal and contractual terms in which AHI agrees to grant Upvio the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the Upvio application/platform.

The MSA incorporates the following information and guidelines, Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement. There will be no commercial impact on AHI, until Upvio releases its product to the market. AHI will provide a further update to the market at that time.

Upvio is a healthcare technology company that has developed a cutting-edge platform designed to empower medical, health and wellness professionals to tech-enable and adopt ground-breaking technology tools that redefine hybrid, virtual and remote care.

Upvio is currently integrating the AHI MultiScan SDK (software development kit) into the Upvio platform. The initial integration will allow access to the FaceScan followed by the proprietary BodyScan, empowering its users with an ability to track and ascertain vital signs, dimensional and body composition for the early identification and risk assessment.

Over the past 24 months, Upvio’s global teams have worked rigorously with customers to improve and maximize the platform’s impact on healthcare professionals and their patients. With over 265,000 virtual, hybrid and physical appointments facilitated, Upvio is now opening its doors to medical, health and wellness professionals around the world.

One of the key features of Upvio's platform is its multiple contactless data capture streams. These streams enable healthcare professionals to conveniently obtain a detailed and accurate view of their patient's health and risk, via their personal mobile phone or webcam, which in turn enables them to provide more targeted and effective care.

Vlado Bosanac, Founder and Head of Strategy of AHI said:

“As the healthcare industry continues to evolve and adapt to the ever-changing landscape, it is becoming increasingly important for medical, health and wellness professionals to have access to the latest and most innovative technology tools. With the advent of telehealth and remote care, the need for technology that can facilitate and enhance these types of care delivery models has never been greater".

Scott Montgomery, CEO of AHI said:

“AHI’s business model is to supply digital-health-as-a-service to health providers, enterprises and governments to realise better healthcare. Upvio is a fast growing partner with over a quarter million consultations to date, that with AHI’s FaceScan will offer an expanded offering for a more comprehensive experience for patient and physician. We’re very excited at the health and commercial impacts of this partnership.”

About Upvio

Upvio offers medical, health and wellness practices powerful technology, including human imaging, feature-rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into any existing software. Additionally, Upvio enables geo-cloud storage for securely storing sensitive patient information, ensuring that patients' data is always kept safe and secure.

Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real-time. This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently and affordably without the need for physical contact, drastically reducing the risk of malpractice.

The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind and brings together the best-of-breed technologies, including AHI's scanning and risk assessment capabilities.

For more information on Upvio, please visit: https://upvio.com/

ASX Announcement January 25th, 2023

Mark Evans, Founder & CEO of Upvio said:

"We are thrilled to join forces with AHI team and introduce Upvio, a revolutionary platform that will elevate the healthcare experience for patients and providers alike,". "Partnering with AHI, a leader in the risk assessment and health intelligence industry, is a monumental step in our journey and we have no doubt that together we will revolutionize the way healthcare is delivered and consumed. And we look forward to seeing the positive impact.”

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

*This announcement has been approved by the board of Advanced Health Intelligence Ltd.

About Advanced Health Intelligence Ltd

Advanced Health Intelligence delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies.

Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world's first on-device body dimensioning capability. AHI has developed a patented technology, securing and bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop a comprehensive mobile-phone-based risk assessment tool culminating in:

•	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.
•	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.
•	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.
•	On-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma).
•	Personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risk across their consumers, to then triage them into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavours to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

For more information, please visit: www.ahi.tech

* Integration and timing of the Upvio application and platform launch are subject to Upvio concluding all technical aspects required. AHI will provide all technical support and advice to assist Upvio in reaching the target release timing but cannot control unknown delays in the delivery undertakings by its partners.